Amplify Snack Brands, Inc.

500 West 5th Street, Suite 1350

Austin, Texas 78701

VIA EDGAR AND FACSIMILE

November 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Kevin M. Dougherty

Re:	Amplify Snack Brands, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-214604

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Amplify Snack Brands, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 28, 2016, at 4:30 p.m., Eastern Time, or at such later time as the Company or its counsel, Goodwin Procter LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley Weber, by facsimile to (858) 726-7516 or by email to BWeber@goodwinlaw.com.

If you have any questions regarding this request, please contact Bradley Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

AMPLIFY SNACK BRANDS, INC.

/s/ Brian Goldberg

Brian Goldberg

Chief Financial Officer

cc:	Thomas Ennis (Amplify Snack Brands, Inc.)
Bradley Weber (Goodwin Procter LLP)
Andrew Hill (Goodwin Procter LLP)